UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 15, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ventrus Biosciences, Inc.

File No. 333-168224 - CF#25418

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Ventrus Biosciences, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on July 20, 2010.

Based on representations by Ventrus Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 24, 2013
Exhibit 10.3	through March 10. 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dan Greenspan
Special Counsel